SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BRASIL TELECOM PARTICIPAÇÕES S.A.

(Name of subject company (Issuer))

TELEMAR NORTE LESTE S.A.

(Names of Filing Persons (Offerors))

Preferred Shares, no par value, and American Depository Shares	105530109
(Title of classes of securities)	(CUSIP number of preferred shares)

Roberto Terziani

Investor Relations Director

Rua Humberto de Campos, 425

7º andar

Leblon, Rio de Janeiro, RJ, Brazil 22430-190

Tel: +55 21 3131-1208

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A

Filing Party: N/A

Form of Registration No.: N/A

Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Rio de Janeiro, April 30, 2008.

To:

Brasil Telecom Participações S.A.

Attn. Investor Relations Officer

Mr. Paulo Narcélio Simões Amaral

With copy to:

Comissão de Valores Mobiliários – CVM (The Brazilian Securities and Exchange Commission)

Attn. Elizabeth Lopez Rios Machado

Dear Sirs,

TELEMAR NORTE LESTE S.A., a publicly-held company with its headquarters at Rua General Polidoro, No. 99, Botafogo, in the city of Rio de Janeiro, state of Rio de Janeiro, registered with the Brazilian register of legal entities (“CNPJ/MF”) under No. 33.000.118/0001-79 (hereinafter simply referred to as “TELEMAR”), hereby discloses, as required by article 12 of Instruction CVM No. 358, that its indirectly controlled subsidiary COPART 1 Participações S.A., a company with its headquarters at Rua Humberto de Campos, No. 425, 5th floor, Leblon, in the city of Rio de Janeiro, state of Rio de Janeiro, registered with the CNPJ/MF under No. 09.338.797/0001-06 (“COPART 1”), reached as of today a shareholding participation corresponding to 5.92% (five point ninety two per cent) of Brasil Telecom Participações S.A. (“BRTPART”), a publicly-held company registered with the CNPJ/MF under No. 02.570.688/0001-70 (“the Shares”), through the acquisition of 13,609,000 (thirteen million, six hundred and nine thousand) preferred shares BRTP4 of BRTPART.

The purpose of the acquisition of the Shares is consistent with that mentioned in item V of the Material Fact dated April 25, 2008, and published by TELEMAR on April 28, 2008 (“Material Fact”):

“Telemar reserves the right, in the absence of any material information not disclosed to the market, in accordance with CVM Instruction No. 358/01, to decide whether it is desirable to purchase shares of BrT Part or of BrT in the market or outside of it, in accordance with existing regulations, before the date of the respective auctions for the in the Mandatory Tender Offers or the Voluntary Tender Offers.”

TELEMAR has the intention of acquiring a total of 76,645,842 (seventy six million, six hundred and forty five thousand, eight hundred and forty two) BRTP4 shares issued by BRTPART and it does not have the intention of changing BRTPART’s control or administrative structure, except as mentioned in the Material Fact.

As mentioned in the Material Fact, the negotiation for the proposed purchase of indirect share control of BRTPART and of Brasil Telecom S.A. (“BRT”) was concluded with the execution of the Share Purchase Agreement with Banco de Investimentos Credit Suisse (Brasil) S.A., acting as agent, on behalf of TELEMAR, acting as principal, involving the future, direct and indirect, transfer to TELEMAR of 81,092,986 common shares of BRTPART representing 60.5% of the voting capital, and 22.28% of the total share capital, of BRTPART, subject to the suspensive conditions set forth in the Share Purchase Agreement, as informed in the Material Fact (the “Suspensive Conditions”). After satisfaction of the Suspensive Conditions, the indirect share control of BRTPART and of BRT will be transferred to TELEMAR.

TELEMAR informs that it does not otherwise hold, directly or through any of its subsidiaries: debentures convertible into shares, shares, subscription rights, share subscription rights and stock purchase option subscription rights, relating to any class or type of shares of BRTPART.

Additionally, TELEMAR discloses that it is not a party to any agreement or contract that regulates voting rights or the purchase and sale of any securities issued by BRTPART.

Sincerely,

Telemar Norte Leste S.A.

/s/ José Luís Magalhães Salazar
José Luís Magalhães Salazar
Investor Relations Officer